UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Noble International, Ltd.
Full Name of Registrant

840 West Long Lake Road, Suite 601
Address of Principal Executive Office (Street and Number)

Troy, Michigan 48098
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Noble International, Ltd. (the “Company”) has been engaged in negotiations for several weeks with its lenders and principal customers to address the Company’s liquidity needs. Additionally, the Company’s management has spent considerable time analyzing and considering strategic alternatives available to it with respect to the Company’s operations. Due to the substantial time and resources dedicated by management and the Company’s financial staff in addressing the Company’s immediate liquidity needs and strategic options, the Company has not yet completed its preparation of the financial statements for the year ended December 31, 2008 and the information required to be included in the Annual Report on Form 10-K. Further, as a result of liquidity and other pressures the Company is experiencing, management has suspended work on the year-end audit. For the foregoing reasons, the Company has not been able to finalize the financial and other information required to be included in the Annual Report on Form 10-K for the year ended December 31, 2008 without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David J. Fallon, Chief Financial Officer; (248) 519-0700

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒         Yes                ☐         No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒         Yes                ☐        No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its results for the year ended December 31, 2008 to be substantially and negatively impacted by a deterioration in revenue caused by declining automotive sales resulting from the current credit crisis and plunging consumer confidence. The Company also had significant contracts to sell parts for use in vehicle manufacturing platforms that terminated, expired and/or were not renewed during 2008, further impacting the Company’s results for the year. Because the financial statements for the year ended December 31, 2008 have not yet been completed by the Company and reviewed by the Company’s independent registered public accountant, the Company is currently unable to quantify the amount of its expected net loss for the year. As previously reported, the Company has determined that it will record a goodwill and long-lived asset impairment charge during the fourth quarter of 2008. Management is reviewing the valuation of the Company’s goodwill and long-lived assets in light of changing industry and economic factors to determine if additional charges may need to be taken, but as the analysis has not yet been completed the Company cannot provide an estimate of the impairment charge that may be taken beyond what was previously reported.

This notification includes “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements addressing operating performance, events or developments that we believe or expect to occur in the future, including those that discuss strategies, goals, outlook or other non-historical matters, or which relate to future sales or earnings expectations, cost savings, awarded sales, volume growth, earnings or a general belief in our expectations of future operating results. These forward-looking statements are made on the basis of management’s assumptions and estimations when made and speak only as of the date thereof. As a result, there can be no guarantee or assurance that these assumptions and expectations will in fact occur. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “would,” or “will” or variations of such words and similar expressions may identify such forward-looking statements. The forward-looking statements are subject to risks and uncertainties that may cause actual results to materially differ from those contained in the statements. Some, but not all, of the risks include our ability to negotiate additional waivers or other accommodations from our lenders, if necessary; our ability to secure the continuation of favorable payment terms from our customers, if needed; our ability to maintain our forbearance status with our lenders; our ability to obtain future sales; our ability to successfully integrate acquisitions; changes in worldwide economic and political conditions, including adverse effects from terrorism or related hostilities including increased costs, reduced production or other factors; costs related to legal and administrative matters; our ability to realize cost savings expected to offset price concessions; inefficiencies related to production and product launches that are greater than anticipated; changes in technology and technological risks; increased fuel costs; work stoppages and strikes at our facilities and that of our customers; the presence of downturns in customer markets where the Company’s goods and services are sold; financial and business downturns of our customers or vendors; and other factors, uncertainties, challenges, and risks detailed in Noble’s public filings with the Securities and Exchange Commission. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Noble does not intend or undertake any obligation to update any forward-looking statements.

Noble International, Ltd. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2009	By:	/s/ David J. Fallon
David J. Fallon Chief Financial Officer

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